United States
               Securities and Exchange Commission
                       Washington D.C. 20549

                         Schedule 13G
               Under the Securities Exchange Act of 1934
                       (Amendment No. (5)*
                        Benihana Inc.
                       (Name of issuer)
                        Common stock Class A
                    (Title of Class of Securities)
                            082047200
                         (CUSIP Number)
Check the following if a fee is being paid with this statement . (A fee is not required only if the filing person:(1)has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securites Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1


CUSIP 082047200                 13G             Page 2 of 3 pages
1 Name of reporting person
S.S. or I.R.S. identification no. of reporting person
                     Carl J. Terranova
                     ###-##-####
2 Check the appropriate box if a member of a group*(a)
                                                   (b)
3 SEC use only
4 Citizenship or place of organization
                     USA
5 Sole voting power
       83,700
6 Shared voting power
7 Sole dispositive power
       83,700
8 Shared dispositive power
       N/A
9 Aggregate anmount beneficially owned by each reporting person
       83,700
10 Check box if the aggregate amount in row (9) excludes certain shares*

11 Percent of class represented by amount in row 9
       3.32
12 Type of reporting person
       IN Individual

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ITEM 5. Ownership of Five Percent or Less of a Class
      If this statement is being filed to report the fact that as of the date h hereto than five percent of the class of securities, check the following box (X).






                              SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true,complete and correct.

                                               April 7,1998
                                               Date
                                               Carl J. Terranova
                                               Signature
                                               Carl J. Terranova
                                               Name/Title


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